

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 10, 2017

Evan J. Levitt
Senior Vice President & Chief Financial Officer
HD Supply Holdings, Inc.
HD Supply, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

> **Re: HD Supply Holdings, Inc.**
> **HD Supply, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2017**
> **Filed March 14, 2017**
> **Form 8-K filed June 6, 2017**
> **File Numbers 1-35979 & 333-159809**

Dear Mr. Levitt:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products


cc: Dan S. McDevitt
General Counsel